Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

ENTERGY CORPORATION

Moderator: Maureen Tedrow

February 8, 2013

10:00 am CT

Operator: Good day and welcome to the Entergy Corporation fourth quarter 2012 earnings release conference call. Today’s call is being recorded.

At this time, for instructions and opening comments, I would like to turn the call over to the Vice President of Investor Relations, Ms. Paula Waters. Please go ahead ma’am.

Paula Waters: Good morning and thank you for joining us. We’ll begin today with comments from Entergy’s Chairman and CEO, Leo Denault and then Drew Marsh, our CFO, will review results.

In an effort to accommodate everyone’s questions this morning, we request that each person ask no more than two questions.

As part of today’s conference call Entergy Corporation makes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve a number of risks and uncertainties, and there are factors that could cause actual result to differ materially from those expressed or implied in the forward-looking statements. Additional information concerning these factors is included in the company’s SEC filings.

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

On September 25, 2012, ITC Holdings Corp. filed a registration statement on Form S-4 with the SEC registering shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed spin-merge of our transmission business with ITC. But this registration statement has not become effective. In addition our subsidiary, Mid South TransCo, will file a registration statement with the SEC registering Transco common units to be issued to Entergy shareholders in connection with the proposed transactions.

Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the prospectus to be included in the Transco registration statement and other relevant documents, when available, because they contain important information about ITC, Transco and the proposed transactions.

These documents, when they are available, can be obtained free of charge from the SEC’s website at www.sec.gov and can also be obtained free of charge upon written request to Entergy or ITC.

Now, I’ll turn the call over to Leo.

Leo Denault: Thank you Paula. Good morning everyone. Today marks the turning of the page in Entergy’s story. Last week Wayne Leonard officially retired after a long and successful career that spanned nearly 40 years. He leaves behind a legacy as a tremendous and inspiring leader to all of us.

Rick Smith also retired last week. Both Wayne and Rick will be missed. They will be missed not only because of their tremendous leadership and counsel, but also as dear friends of the many of us they have touched throughout more than a decade here at Entergy.

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

That said, they leave a company and a management team well prepared for the challenges and opportunities ahead.

As a result we have two new participants on the call with us today. Drew Marsh, Chief Financial Officer, who you will hear from shortly to review results, and Bill Mohl, President of Entergy Wholesale Commodities, who assumed the top EWC box from Rick.

They join those you already know: Rod West, our Chief Administrative Officer; Theo Bunting, Group President of Utility Operations; Mark Savoff, Chief Operating Officer; Renae Conley, Executive Vice President of Human Resources and Administration and Marcus Brown, General Counsel.

Also with me today for his last earnings call is John Herron. When he announced his retirement as our Chief Nuclear Officer in December, John agreed to stay on through March to help with the transition.

During his 12 years at Entergy and over his 33 year career, John made significant contributions to safe and successful nuclear operations. Most recently he oversaw the nuclear organization through two major construction projects completed last year—the 178 megawatt Grand Gulf uprate in June and the Waterford 3 stream generator replacement project in December.

John is succeeded by Jeff Forbes.

Over the past 14 years the depth of our nuclear leadership has been clear through seamless transition at the Chief Nuclear Office role. We have no doubt the time is right for Jeff to take the reins.

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

You will meet and get to know Jeff in future earnings calls, at conferences and other events. I’ve said before but it bears repeating: one of the greatest gifts Wayne left to me was this leadership team. Together we have a combined industry experience of nearly 240 years.

We are facing a period of not just the well documented challenges but also opportunities. I know the team assembled here today is up to the task. Everyone is focused on one overarching goal, to create sustainable value for our four key stakeholders—our owners, our customers, our communities and our employees.

I know all of those stakeholders are listening in today and many of you have asked what will change. Undoubtedly, some things will.

First of all, the world around us will continue to evolve. Entergy’s point-of-view driven business focus that led to significant value created over the last 14 years will not change. It is designed to identify and adapt to changes in our business, technology, economy and a host of other factors.

But I can also promise you this, our values as a company will not change. Safety is the top priority. I can also assure you we will never change our commitment to integrity, to transparency, to community service and to just doing the right thing.

Another thing that won’t change is our commitment to successfully execute on the initiatives before us now.

And now, as in the past, I’ll give you an update on where things stand.

But before I get there let me take a quick moment to talk about what’s been in the news a lot since Sunday night, and that’s the power outage that occurred during the Super Bowl.

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

We spent the past week doing everything we can to see what happened. And you might have seen this morning that we’ve traced the cause of Sunday’s outage to an electrical relay device. We have now taken the device out of service and we certainly do regret the interruption that occurred that night.

Overall the Super Bowl game itself and the festivities surrounding was a huge success. We’re all so proud to have been a part of it and thought the city did a fabulous job—a true showcase for a city ideally suited for such events. Our objective like everyone else’s is to get the Super Bowl back in New Orleans in 2018, the 300th Anniversary of the city.

Now moving to our proposal for each utility operating company to join the Midwest Independent Transmission System Operator, or MISO. Following favorable actions by the Louisiana Public Service Commission, the Public Utility Commission of Texas and the Arkansas Public Service Commission a milestone was reached on November 15th. On that date the Mississippi Public Service Commission and the City Council of New Orleans granted their approvals of the MISO requests subject to certain conditions.

Teams are fully focused on completing the numerous operational and regulatory steps required for cutover to MISO on December 19th of this year.

Following the PUCT’s decision granting Entergy Texas’ application to transfer operational control of its transmission assets to MISO, subject to certain conditions, significant issues arose relating to certain power purchase agreements that were put in place at the time of the jurisdictional separation of Entergy Gulf States some five years ago.

Before briefly going through the details I want to say this, our priority right now is to continue to work with the Staff of the PUCT to resolve this issue. We believe their concerns as well as those of the Commission can be addressed in a way it works for everyone.

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

To summarize, at issue are PPAs between Entergy Gulf States Louisiana and Entergy Texas that relate to natural gas and oil-fired units. At the time that Entergy Gulf States was split into two companies, plant ownership was assigned according to state lines.

The cross PPAs allowed for each company to have access to the capacity of the other’s plants in the same ratio as before the split. These arrangements help to minimize shifts in production costs as a result of the jurisdiction separation.

Much discussion and analysis have occurred in the course of the last two months with respect to the effect on those PPAs of either joining MISO or Entergy Texas exiting from the system agreement.

But what’s important here is that our updated analysis has concluded that Entergy Texas will be in essentially the same position with or without the PPAs. An evaluation by an independent third party is underway now to thoroughly vet this updated analysis including its inputs, assumptions and the methodology.

In any event, we have committed to preserving the principles of jurisdictional separation I mentioned earlier. Clearly, we had a misunderstanding that we wish had not happened. But we are working to resolve the issue and move forward so that all of our customers can realize the benefits of joining MISO.

Additional benefits for customers and other stakeholders can and should be achieved through complete independence of the transmission business. The proposed transaction to spin off and merge the transmission business with ITC Holdings does just that and it is clearly a superior business model.

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

We now have procedural schedules in all retail jurisdictions where we’ve filed. Generally they call for direct testimony of Staff, or in the case of New Orleans the Advisors, and interveners to begin in March and continue through mid-year.

Successive hearing dates are set for late June through early August. Specific dates in each procedural schedule are provided in the appendix to the webcast slides.

Other upcoming steps at the retail jurisdictional level include filing a transaction approval request in Texas and Missouri. As a reminder Texas must render a decision on change of control within 180 days of filing. As a result the timing of the Texas filing will take into account the status of the change of control filings in other jurisdictions.

At the Federal Energy Regulatory Commission, protests and interventions were filed by the January deadline. We are reviewing the filings and will submit Entergy’s and ITC’s response to the issues to help clarify the record.

But I would say this, the issues raised are consistent with those that have come out of the stakeholder engagement process we’ve been jointly undertaking with ITC since the announcement in December of 2011.

We did clear one requirement for the transaction. On January 14th, the waiting period expired under the Hart-Scott-Rodino act without action. We continue to target closing in 2013.

In other Utility developments, I am pleased to report significant strides in our investment program over the past three months. On November 30th, we closed the acquisitions of the Hot Spring and Hinds power plants in Arkansas and Mississippi.

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

These modern efficient natural gas fired plants provide benefits for our customers in the form of lower energy costs. Then in December we put in service the Waterford 3 stream generator replacement project. It will allow for continued safe operation, providing fuel diversity to mitigate risks for our customer today and well into the future.

In all three investments, our regulators were supportive by approving cost recovery mechanisms to reduce regulatory lag to a matter of days and weeks. In doing so, regulators recognized the importance to customers to facilitate investment through timely recovery mechanisms that help to maintain the utilities’ credit rating at a reasonable level and support access to capital on reasonable terms.

The recovery in rates today for the Waterford 3 cost is subject to a standard prudence review to be initiated no later than April 30th. Our regulators foresight helps to position the utilities well for the future as the needs for investment continue at elevated levels to deliver reliable affordable power to our customers.

Long established legal principles also provide the foundation as we enter the year with three major rate cases and the ROE inquiry of Mississippi. Clearly we have concerns in Texas. After a disappointing rate case decision last year we are pursuing three parallel paths.

First, on November 30th, we filed a request for special circumstances recovery of approximately $15.5 million annually of capacity costs through the fuel adjustment clause.

We are seeking to remedy through a good cause exception, the Commission’s denial in our base rate case, of recovery of capacity cost that provide economic and reliability benefits to our customers.

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

Second, that same day a draft purchased capacity rider rule was published in the Texas Register. Procedurally, the PUCT must act by May 31st. If approved, Entergy Texas will immediately assess options in filing for cost recovery.

Third, we appealed the 2012 rate case decision in Travis County District Court. We expect to know more as the year progresses.

In addition we always have the option of filing a new base rate case at the appropriate time.

To that last point, the due date for the Louisiana rate cases was extended by two weeks and the Entergy Arkansas rate case will be filed in March.

Before moving on I know many of you are tracking the ROE proceeding in the Entergy Gulf States Louisiana natural gas business. We do not believe the 9.4% draft recommendation from the Administrative Law Judge is supported by the facts. Our testimony points to no less than 10.1%. A final ALJ recommendation is pending.

After that, the matter will be referred to the LPSC for decision at a future meeting. It is important to note that all parties have acknowledged that ROE’s for natural gas distribution businesses are lower than for electric utilities.

Turning to Entergy Wholesale Commodities, I would point out that once again the fleet ran safely and securely this quarter.

The nuclear plants operated at a 90% capacity factor even with a two week outage caused by a transformer failure at Fitzpatrick.

For the non-nuclear fleet, capacity factor was 39%.

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

In addition we contingent—we continued hedging efforts. Notably we increased 2015 nuclear energy hedge by 14%.

We continue to evaluate the costs, opportunities and risks associated with all hedging product options consistent with the objectives of providing downside protection against the nuclear fleet cost structures and protecting our credit metrics.

Our point of view guides our evaluation of hedging products and execution timing.

As we’ve said before we are bullish longer term relative to the current forward curve.

That said, prices are what they are. Near term power prices are challenging for some merchant nuclear generating units in certain competitive markets.

We have not made any decisions to shut down any of our merchant nuclear plants. We are continually assessing our businesses and investments based on our analytic dynamic point of view approach.

Our business plans must be flexible to adapt to high and low price markets and must balance short and long term views.

The fact is some plants are in more challenging economic situation for a variety of factors such as their market for both energy and capacity, their size, their contracted positions and the investment required to maintain the safety and integrity of the plants.

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

It will comes as no surprise to you that some of our EWC nuclear plants are challenged. While we will not get into the specifics around individual EWC plant economics I will say that there are years when certain plants’ cash flows can be negative at today’s forward price curve.

In the near term we will continue to be diligent and operate as efficiently as possible. We will do whatever it takes to maintain the safety and the integrity of the plants.

We will also advocate for efficient markets and recognition of the many benefits nuclear plants offer to our communities and our customers, including a source of clean energy with effectively zero air emissions, grid reliability supported by low forced outage rates and fuel diversity and jobs and other contributions to the regional economy.

In addition to economics, EWC efforts continue towards securing necessary approvals for long term operation of Vermont Yankee and Indian Point.

Regarding Vermont Yankee, oral argument at the Second Circuit Court of Appeals was held on January 14th before a three judge panel.

As a reminder this case involves the state of Vermont’s appeal of the January 2012 Federal District Court ruling invalidating certain state laws regarding continued operation and barring the state from requiring a below market PPA as a condition for continued operation. A decision could come by mid-year.

Two days later we participated in a hearing at the Vermont Supreme Court. This state court hearing concerned a claim by an intervener group that Vermont Yankee was operating in violation of past Vermont Public Service Board orders.

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

Next steps will be established by the state court. However, given the federal district court rulings and the absence of any state ruling prohibiting operation, we will continue to operate until final decisions are reached in the federal case and in the certificate of public good proceeding before the VPSB.

Our right to continue operating is supported by representations to the Federal District Court by the Vermont Attorney General.

Also at the state level, hearings on direct testimony in the CPG proceeding will be held next week. Additional testimony, hearings and briefings are scheduled through August of this year. A Board decision is expected by year end.

Regarding Indian Point, proceedings continued concerning the various license renewal efforts at the Nuclear Regulatory Commission and in the state of New York. We expect these processes to continue for many years during which we have the right to continue to operate the units.

In addition, I know many of you are tracking the Energy Highway initiative and other developments in New York.

In November the New York State Public Service Commission directed Con Edison in consultation with the New York Power Authority to develop a reliability contingency plan for the potential retirement of Indian Point by the end of 2015.

The Public Service Commission stated it was not taking a position on the potential closure of Indian Point, but providing potential solutions to maintain reliability in New York in the event of power plant closures. Such planning is common by utilities and appropriate. EWC has and will continue to participate in this process.

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

Because we submitted a timely and sufficient application for a renewed license, and given the status of the NRC proceeding, we fully expect that the plant will be operating well beyond 2015.

In 2013 I know I don’t have to remind you we have a full regulatory agenda at the utility. In the first quarter we will make base rate case filing for Entergy Louisiana, Entergy Gulf States Louisiana and Entergy Arkansas. Final decisions are expected by year end or in early 2014.

The first quarter will also include the annual formula rate plan filing in Mississippi. Just this week the MPSC approved the settlement in the 2011 test year filing confirming performance within the ROE bandwidth, therefore no change in rates.

In addition, Entergy New Orleans will continue its efforts to resolve its 2011 test year FRP filing. In conjunction with those negotiations, ENOI will be seeking a short term extension of its FRP for an additional year until the next full base rate filing currently targeted for 2014.

This rate case filing is a condition in the City Council’s approval for Entergy New Orleans 20% participation in the 550 megawatt Ninemile 6 combined cycle plant which is under construction now.

The new plant is currently expected to go into service the first part of 2015 and the base rate case is to be filed one year prior to the estimated in service date.

In addition five of the six utility operating companies will seek cost recovery of extraordinary storm costs in 2012.

In January we used cash storm reserves for Hurricane Isaac in the amounts of $187 million for Entergy Louisiana and $65 million for Entergy Gulf States Louisiana.

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

Entergy New Orleans will also seek to recover Isaac cost as well as replenish its cash storm reserves.

Recall that the City Council originally approved a $75 million fund to be accumulated over ten years. Since that approval in 2006, damages from hurricanes Gustav, Ike, and Isaac have totaled approximately $80 million.

Entergy Arkansas will present a cost recovery proposal to the APSC in its upcoming base rate filing to recover $55 million to $65 million of costs for the December 25th ice storm.

And finally Entergy Mississippi will consider the level of storm accrual in its now annual audit process.

2012 was once again a year when the Entergy region was hit by both hurricanes and ice storms.

We also assisted in the June mid-Atlantic and Midwest windstorm event and super storm Sandy recovery events.

I am proud to tell you that the Edison Electric Institute has awarded us the 2012 emergency response and assistance awards. This makes 19 awards we have won in 15 consecutive years. As you know, but it doesn’t hurt to repeat it, we are the only utility in the country to win a response award every year since the inception in 1998. This year EEI recognized our restoration work on Isaac and our assistance work on the windstorms and Sandy.

Finally, in 2013, Utility will focus on regulatory and operational efforts. Those include the successful completion and integration into MISO and the closing of the ITC transaction as well as continuing the utility’s construction program including the Ninemile 6 plant.

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

At EWC we will continue our ongoing hedging efforts to meet the objectives I discussed earlier. While we expect the Indian Point license renewal proceedings to continue for some time, you will likely see decisions regarding Vermont Yankee before the federal and state courts as well as at the Vermont Public Service Board. We will analyze those carefully and evaluate next steps from there.

While there are a number of regulatory, operational and legal initiatives underway throughout the company, I know that each and every day safety and operational excellence will be at the forefront for all employees. Providing safe, secure, reliable and affordable power to our customers is central to each and every one of us.

Looking back, 2012 was an eventful year. We achieved many operational and financial accomplishments. After ups and downs during the year our final 2012 operational earnings per share exceeded our original guidance range.

I understand that many of you take out items like tax settlements. To that end, excluding the net tax benefits above the original guidance assumption of a 34% effective income tax rate puts us around the midpoint of our revised 2012 operational guidance range of $5.25 per share.

As you’ll recall the reduction in our guidance range was driven by external factors, namely higher pension expense due to lower interest rates and updated actuarial experience studies, milder than normal weather at the utility and lower market power prices at EWC.

Operationally there were numerous accomplishments companywide last year. I’ve mentioned a number of them already.

Other operational achievements include all of utility companies continued gains in the JD Power & Associates 2012 Electric Utility Customer Satisfaction study. Entergy New Orleans was named the most improved utility company and four of our utilities were among the top eight performers in proactive outage communications.

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

The nuclear fleet completed back—breaker to breaker runs at Grand Gulf and Cooper and two back to back breaker to breaker runs at Fitzpatrick.

The company received multiple awards and recognition for community relations, corporate citizenship, climate protection and customer service.

In closing as you look at Entergy today, it represents a strong utility in service territories with solid economic growth, constructive regulatory relationships, manageable environmental risks, and low cost electricity during a time of rising investment needs, and a merchant generation business with safe and reliable plants that will benefit from the recovery of power markets.

These businesses have and will continue to support return of capital to our owners through a financial outlook with our current mix of businesses that supports the dividend at the current level, the dividend growth potential for shareholders upon execution of the ITC transaction through the combination of Entergy and ITC dividends and a strong balance sheet and financial flexibility.

At the same time this leadership team will not relent and is looking for opportunities to make things better for all of our stakeholders, even if they are hard, even if they take time. The MISO and ITC transactions are examples of that.

Throughout all of this you can be assured we are fully focused on executing on your high expectations for us every day.

Now I will turn the call over to Drew. Drew?

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

Drew Marsh: Thank you Leo and good morning everyone. In my remarks today, I will cover fourth quarter and full year 2012 financial results, cash performance for the quarter and the full year and 2013 earnings guidance.

Now let’s turn to the financial results for the quarter.

Slide 2 summarizes fourth quarter 2012 results on an as reported and an operational basis.

Operational earnings per share were 78 cents higher compared to a year ago driven by higher earnings at utility and Parent & Other while results were lower at EWC.

Fourth quarter as reported earnings included a special item for expenses incurred in connection with the proposed spin-off and merger of Entergy’s transmission business with ITC Holdings Corp.

Spending on our spin-merge initiative reduced earnings per share by 6 cents in the fourth quarter of 2012 versus the 7 cents per share recorded for this item in 2011.

Slide 3 summarizes the major drivers by segment. Starting at the utility, results were higher in 2012 due primarily to lower income tax expense and higher net revenue. These are partially offset by higher depreciation expense.

Utility’s income tax expense was lower due primarily to the recent settlement with the IRS on the tax treatment of the utilities’ decommissioning liabilities.

In this settlement we conceded a position that we took in the 2004 return on including utilities’ nuclear decommissioning liabilities in cost of goods sold.

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

As part of the settlement, Entergy Louisiana also increased the tax basis of its assets which entitled the company to approximately $550 million of additional tax depreciation for the tax years 2006 and beyond.

This part of the settlement created a permanent book to tax difference and as a result an income tax expense benefit net of interest of approximately $155 million was recorded in the fourth quarter.

Utility also realized higher net revenue compared to the same period in 2011. The net revenue increase was due primarily to weather adjusted sales growth and the net effect of pricing adjustments from regulatory actions and investments, some of which were partially offset by increased expenses.

Weather for the quarter was milder than normal but roughly in line with the fourth quarter of 2011. On a weather adjusted basis retail sales were up 0.8% quarter-over-quarter. Growth in the residential and commercial sectors more than offset lower industrial sales.

Furthermore the decline in billed industrial sales volume was driven by temporary outages at two major customers.

At EWC, earnings declined due largely to lower operational adjusted EBITDA, which I will review shortly.

Other factors included a higher effective income tax rate and higher decommissioning expense. Decommissioning expense increased quarter-over-quarter due to a favorable adjustment in the decommissioning liability recorded in 2011 at Vermont Yankee. At Parent & Other, results improved quarter-over-quarter due primarily to lower income tax expense.

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

Slide 4 summarizes EWC’s operational adjusted EBITDA for the fourth quarter of each year. The quarter-over-decline of $32 million was due primarily to lower net revenue driven by lower nuclear energy power prices.

Slide 5 recaps our cash flow performance for the fourth quarter. Operating cash flow in the quarter was $720 million, approximately $280 million lower than the prior year. The main drivers of the overall decrease were lower deferred fuel collections, non-capital costs from Hurricane Isaac restoration and lower net revenue at EWC. These decreases were offset partially by lower pension contributions.

Now I’ll move to full year results.

Slide 6 compares 2012 as-reported and operational earnings to 2011. On an operational basis 2012 earnings per share ended the year at $6.23, down from $7.62 per share in 2011. Lower operational earnings at the Utility and EWC were partially offset by higher results at Parent & Other.

The main drivers for the decrease were differences in tax benefits resulting largely from the net effects of agreements with the IRS in 2011 and 2012 as well as other income tax adjustments, lower operational adjusted EBITDA at EWC and higher non-fuel operation and maintenance expense at the Utility due partly to higher compensation and benefit costs.

Other factors in the year-over-year decline were increases in interest expense and depreciation expense. Higher utility net revenue partially offset these items.

Slide 7 summarizes EWC’s operational adjusted EBITDA for 2011 and 2012. As with the quarterly drivers, a decline in net revenue on lower energy pricing was the primary factor in the $244 million decrease.

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

The decrease was partially offset by additional net revenue from the RISEC facility which was acquired in December of 2011. Higher non-fuel operation and maintenance expense and higher taxes other than income taxes also reduced EWC’s operational adjusted EBITDA.

Slide 8 summarizes our cash flow performance for the full year. For 2012 operating cash flow was $2.9 billion, down from $3.1 billion in 2011. Drivers of the decrease included lower net revenue at EWC, non-capital costs from Hurricane Isaac restoration and higher income tax payments. These items were partially offset by lower pension contributions.

Slide 9 summarizes our 2013 earnings guidance range. The as-reported guidance does not reflect potential future expenses for the special item in connection with the proposed spin-merge of Entergy’s transmission business. As-reported earnings guidance will be updated as actual costs are incurred.

In keeping with past practice, we have updated a few line items in the guidance table including final 2012 results, major income tax variances and final 2012 weather effects.

In affirming our earnings guidance, we have noted that current expectations point to the lower half of the 80 cent range due to updated pension and postretirement cost estimates, which came in approximately 17 cents per share below the midpoint assumption.

With 11 months to go in the year it’s still early. And even though current estimates due point to the bottom half of the guidance range, we are committed to deliver optimal results. We’ll continue to focus on opportunities to improve our business including managing everyday costs and looking for ways to safely improve efficiency and effectiveness through continuous improvements and operational excellence.

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

One last point on 2013 as it relates to quarterly results.

While we do not provide quarterly guidance, slide 10 outlines some key events to keep in mind when considering the quarters. We had several tax items in 2012, both positive and negative. In addition, the second quarter results included a regulatory charge to reflect sharing of certain tax benefits with customers.

2012 EPS also reflected some variation from quarter-to-quarter associated with weather and normal seasonality.

Regulatory actions and completion of major projects such as Grand—as the Grand Gulf extended power uprate, which was placed in service in mid-2012, can also affect quarterly timing.

At EWC, the second quarter of 2012 included an adjustment to the decommissioning liability which reduced expense by 16 cents per share. Third and fourth quarter results also reflected awards for Indian Point 2 and Vermont Yankee, respectively, arising out of the Department of Energy’s failure to provide timely spent fuel storage. These awards resulted in the reversal of certain previously recorded expenses.

In closing Leo outlined the vision to create sustainable value for each of the four key stakeholders through focus on both operational excellence and portfolio management.

We must successfully identify productive investments at the Utility which benefit customers and grow their business, execute on hedging strategies at EWC that protect the value of those assets while also providing upside price opportunity, develop ways to improve efficiency and manage risk more effectively throughout the company and execute on key initiatives.

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

Initiatives such as the effort to join MISO, the spin-merge of the transmission business and ongoing efforts to ensure our ability and run our nuclear plants through an extended license period.

These actions will enable us to achieve the vision and to meet our long-term financial outlook for robust Utility earnings growth, EWC option value preservation, solid capital deployment and strong liquidity and credit quality.

And now the Entergy Team is available for questions.

Operator: Thank you. If you’d like to ask a question please signal by pressing star 1 on your telephone keypad. If you’re using a speakerphone please make sure your mute function is turned off to allow your signal to reach our equipment.

Again press star 1 to ask a question. We’ll pause for just a moment to allow everyone an opportunity to signal for questions.

And we’ll take our first question from Julien Dumoulin-Smith with UBS.

Julien Dumoulin-Smith: Hi. Good morning.

Leo Denault: Good morning Julien.

Julien Dumoulin-Smith: Hey quick first question here for you. On the, you know, given all the rate cases upcoming what were your earned regulatory ROEs across your jurisdictions? And I’m specifically thinking about, you know, 2012 for those jurisdictions where you’re filing.

Leo Denault: Theo.

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

Theo Bunting: Hi Julien. How are you doing?

In 2012 I think if you look at what the earned ROEs were they were actually—well they were within a little above the allowed ROEs in the jurisdictions that we’re talking about filing, principally Arkansas and Louisiana.

So as it relates to 2012 the ROEs in those jurisdictions were fairly close to slightly above the allowed ROEs.

Julien Dumoulin-Smith: Great. And sorry, you said Arkansas and Louisiana. And then...

Theo Bunting: Correct.

Julien Dumoulin-Smith: ...with respect to Texas if you could just comment where that is and perhaps specifically in the back half of the year and how that’s trending given the PPA?

Theo Bunting: I mean obviously as Leo spoke earlier we have our challenges in Texas. And as you would expect given the impacts we talked about realistically and the filing of our rate case. If you remember back a couple quarters ago and the impact of not recovering our capacity cost would have on ROEs, and we talked about ROEs maybe, you know, impacting earned ROEs to a level of somewhere close to 6%.

And obviously you’ll see that impact in 2012 in Texas. So obviously it’s not as nice a picture as say Arkansas and Louisiana but as Leo laid out, we do have options in terms of how we’ll work to address that.

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

And that’s our objective and goal in 2013 is to pursue the paths we have available to improve that result.

Julien Dumoulin-Smith: Great. And then just turning to the EWC segment for a quick second, obviously the New England results came out the other day. Can you indicate whether you committed Vermont Yankee into that auction and whether it cleared by chance?

Leo Denault: Bill.

Bill Mohl: Julien.

Julien Dumoulin-Smith: I tried.

Bill Mohl: This is Bill. We did actually commit VY. And it did clear.

And you may ask the question why did we do that as we haven’t in the past but now that that unit’s been delisted it’s not considered a reliability must run unit. It takes away a lot of our relicensing risk as it relates to the CPG issue so that in the event that we would encounter any problems we could replace it with a fungible product.

Julien Dumoulin-Smith: Great, thank you very much.

Leo Denault: Thank you.

Operator: And we will take our next question from Dan Eggers with Credit Suisse.

Dan Eggers: Hey good morning guys.

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

Leo Denault: Good Morning Dan.

Dan Eggers: Hey Leo just kind of following up on a comment you made earlier, just you’re looking at the cash generation of the assets, how you evaluate keeping the plants in service.

You know what do you need to see market condition wise maybe to change your opinion on whether these assets stay in service and is there some sort of timeline you guys think about to try and address some of those questions?

Leo Denault: Well as far as the timeline goes Dan it’s, as you might guess, it’s an ongoing timeline. We never stop and we never start. It’s just always something that we would be doing regardless of what’s going on.

As far as absolute levels, we’re not going to get into the specifics around plant economics at this price or that price. But suffice it to say that it’s the kind of thing that we look at on an ongoing basis. We’ve always looked at it on an ongoing basis as it relates to every decision we make whether it be continued operation, whether it be hedging or whether it be any kind of portfolio management activity that might be around that—those assets.

So there’s no specific timeline other than making sure that we’re doing everything with our eyes wide open. The big time periods are obviously when you have CAPEX that goes into it or something like that where you’ve got to make an assessment of how much money you’re going to spend going forward.

And so if there’s a timeframe around which you make more decisions rather than less it has to do with big changes in cost structure for example, a big CAPEX program or if there was something else that happened.

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

But otherwise it’s just an ongoing evaluation.

Dan Eggers: Okay. And I guess just the utilities, you know, the weather-normalized demand growth was seemingly well above trend from what we saw across the country although we did see industrial, you know, trail off a bit in the fourth quarter.

Can you just kind of talk about the mix of the one and a quarter percent growth for ’13 and, you know, where you see, you know, the most positive signs and the most concerning issues right now?

Leo Denault: Well you really faded out there Dan so I’m not sure. I think you asked a load growth question. So I think Theo can answer that.

Theo Bunting: Dan, do you mind just kind of repeating the last portion of that, as Leo said you were fading out?

Dan Eggers: Sure sorry. Sorry about that Theo. I was just wondering, you know, with power demand growth, you guys had a good 2012, weather normalized relative to the rest of the country.

What do you guys see as the trend for ’13 and from a mix perspective just, you know, is residential going to continue to be so strong or is commercial catching up or how do you guys see that kind of evolving this year?

Theo Bunting: Yes. You know I think when you think about 2012, 2012 ended up, you know, pretty much in line with what we expected as it relates to growth not only overall but really amongst some of the specific customer classes particularly residential.

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

As we look to 2013 I think, you know, as we said earlier we had—I believe in 2012 we ended at about 1.9%, weather-adjusted 2013. I believe we mentioned on the last call we were expecting somewhere in the range of 1.3% so obviously you see that moving down a little bit.

And I think we will obviously—it’s moving down because of things you’ll probably see with other companies primarily in the area of residential energy efficiency programs that have caused changes relative to government programs around lighting and such.

So we do see some impacts in residential as it relates to that. We’re optimistic that maybe it won’t be as impacting as much as we may think at this point in time.

In the industrial we tailed off the second half of the year, much as we had expected primarily because of outages.

In 2012 we continued to see GDP much above the national average, which as we’ve spoken of many times, has helped to differentiate us to some extent as it relates to sales volumes. I think as you go into 2013 if you look at some of the projections around GDP that gap starts to close. So we will probably tend to trend more to what you may see, you know, across other utilities in the country.

But I’ll also say as we still continue to be a place for opportunities as it relates to economic development and potential new industrial customers. So we’ll continue to keep our eyes on that and obviously as those things materialize and mature you will start to see the impact of those, hopefully we’ll see them in our service area, if not our service area you’ll see the impacts they may create even if they’re in other service areas where they could potentially affect us through some of the impacts of changes as it relates to commercial and residential even in support of those, if those industrial customers are not in our area.

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

Dan Eggers: Okay, great. Thank you.

Operator: And we will go next to Paul Patterson with Glenrock.

Paul Patterson: Good morning, can you hear me?

Leo Denault: Yes, good morning Paul.

Paul Patterson: I just wanted to ask you guys about—there’s a decommissioning dispute that was talked about in the press this week with another company, nothing to do with you guys. I’m just wondering, I’m not going to ask you to comment on that but I was just sort of wondering, have you guys had any interaction with the NRC? Is that something that you’ve heard about either in your neck of the woods—with (your EWC) plants or what have you or just any ideas about... Have there been any disputes about decommissioning calculations or any kind of review that sort of generally generically happening at the NRC?

Leo Denault: I’ll let John here address that.

John Herron: Yeah, we’re very familiar with the issue that you’re talking about. Again, we don’t have all of the details. The office of investigation has concluded their investigation on that issue. I will tell you that we’re very familiar with the decommissioning rules and regulations and the submittals that we have provide to the NRC. We’ve had some discussions with the NRC about one of our sites. We worked that out and resolved that issue but clearly not a 50.9 issue which is what the NRC concluded with that utility’s decommissioning submittal.

We’re familiar with it, certainly have done a lot of detailed understanding of what went behind that and clearly we don’t have that same issue.

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

Paul Patterson: Okay, great. And then there was an article just today that I think I saw on how the state of Vermont, I guess, is perhaps looking at some legislation. It doesn’t sound like it’s a huge amount of money but it looks like there’s about a $40 million potential that they’re concerned about higher needs for decommissioning expense from a state perspective. It sounds to me from reading the article as opposed to the federal level.

Does the state have any—I mean, generally speaking, my understanding is decommissioning and requirements associated with that are completely federal. Is that pretty much the case or is there—or are there some other sort of decommissioning or clean-up costs that states might have if there was, in fact, decommissioning happening?

Do you follow what I’m asking?

Rod West: This is Rod West. The rules relative to decommissioning are federal jurisdiction in nature. We’re not at all, and have not been, surprised by Vermont’s efforts to test the limits of the federal jurisdiction and to assert whatever state’s rights or concerns they’d have around the decommissioning issue from a state interest perspective.

But it is, from our point of view, primarily a federal question and those are the rules that we’re seeking to abide by.

Paul Patterson: And there are no examples of—do you know of any examples where a state actually does have authority over something like that?

Rod West: I can’t comment on it.

Paul Patterson: Okay, okay. I don’t mean to get...

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

Rod West: Sorry, I wish I could be more helpful there.

Paul Patterson: Okay, I appreciate it. Thanks so much.

Leo Denault: Thanks Paul.

Operator: And we will go next to Kit Konolige with BGC Brokerage.

Kit Konolige: Good morning gentlemen, thanks. To follow-up a little bit on the question about the earned ROEs, would it be possible to project in the guidance for ’13 what earned ROEs are embedded in those expectations?

Theo Bunting: Kit this is Theo. I mean we just don’t get into that discussion.

Kit Konolige: Okay, fair enough. And the other area I just wanted to follow on a little bit was on the PPA issue with the Texas commission. Do you have a sense of what the timing might be on that and, you know, kind of what boxes need to be checked there? Who needs to be satisfied about what at this point?

Leo Denault: Theo?

Theo Bunting: Sure. You know, at this point as Leo mentioned we’ve prepared an update and analysis. That analysis is now being reviewed by what we consider kind of an independent third-party. Again, as Leo discussed and we expect that process to go on through the month of February more than likely. And at that point we would hope that their analysis would be complete somewhere within that timeline and we would then have an opportunity to see the result, all other parties see the result, and if that analysis obviously aligns with what we have done then we would hope we could move this forward and folks would be comfortable.

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

Again, that whether the PPAs—whether you exit the system agreement, the PPAs, stay in place or not the economic affect is effectively the same and, you know, we do believe that that’s a major concern and we understand that concern. And so we’re moving that. We’re optimistic we’ll allow us to move this issue along. If you had an opportunity to view the open meeting in which this was discussed, there was some discussion around how that would move.

It wasn’t completely clear but obviously we know our starting point is with the Staff of the PUCT and getting the Staff comfortable with the body of work that’s being done and giving them an opportunity to weigh-in on that from their perspective and obviously what the Staff’s views will be communicated up to the commission and we’ll just have to see how it moves at that point.

But our expectation is we’re doing everything we can and we believe other parties are as well to move this along as quickly as possible. I mean, we believe all signators to NUS are obviously interested in getting to MISO as quickly as possible so customers can achieve those benefits.

So, we’re optimistic this will move along on a quick pace.

Kit Konolige: Very good, thank you.

Leo Denault: Thanks Kit.

Operator: And we will take our next question from Michael Lapides with Goldman Sachs.

Michael Lapides: Hey guys just real quickly on Texas. At what point—I guess my question there, is there’s something about Gulf States Texas that leads to a lower earned ROE than what some of the other utilities, regulated utilities, in Texas generally earn.

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

Like is there something that is specific to Gulf States that tends to drive that and I’m thinking not just in 2012 or 2013 but just over the last five or ten years. I’m trying to think about whether it’s a structural issue with the market or a structural issue with the company?

Leo Denault: Theo?

Theo Bunting: I mean, obviously we’re operating in a market where we’re still a vertically integrated utility and, you know, subject to full jurisdiction by the PUCT so there is no kind of market wholesale, market type issues. You know, if you go back a few years, I mean, over the past three to four years we’ve had successful rate outcomes in Texas and we’re moving, in our view, toward a very positive path as it relates to returning to a position to earn our allowed ROEs.

The last rate case we took a step back and right now our objective is to get back on that path of moving in a positive direction and heading in a positive direction of earning the allowed ROE. You know, I can’t say that structurally there’s anything different from us as it relates to operating in a vertically integrated utility market than any other vertically integrated utility.

We’ll just—we’ll keep working it and we’ve had past success and we believe we’ll have success in the future.

Michael Lapides: Got it, thank you guys. Much appreciated.

Leo Denault: Thanks Michael.

Operator: And we will take our final question from Neel Mitra with Tudor, Pickering & Holt.

Neel Mitra: Hey, good morning. Question on kind of the weak nuclear economics. How are you looking at unit contingent hedging right now? Are you thinking about using less of those hedges and would you be open to acquiring another CCGT like in New England like in New York to maybe help backstop some of the nuclear plants?

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

Leo Denault: Bill?

Bill Mohl: I mean a certain part of our portfolio continues to include unit contingent hedges. As Leo mentioned we’ve taken more of an approach to protect our downside and leave opportunities for the upside and right now we think that’s probably the best way to approach it. As it relates to adding additional assets, it’s pretty similar to anything that we would do. You know, we are always looking at opportunities in the marketplace but those opportunities have to provide value and so I wouldn’t exclude that as a specific opportunity but we currently have no specific plans to acquire any specific assets at this point in time.

Neel Mitra: Okay and then just as a follow-up on the New York capacity markets, could you update us with your thoughts for the expectation for a lower Hudson Valley capacity zone and maybe the timing of that?

Bill Mohl: Sure, we are optimistic, cautiously optimistic that we will see that zone go into effect in the summer of ’14. However, there’s still a lot of details to be worked out regarding the various rules and procedures that will apply to that pricing zone.

So we’re actively engaged in that and trying to make sure that when that zone is put in place that the capacity prices associated with that are consistent with a competitive market and not suppressed due to issues such as minimum offer price rules or out-of-market entry, that type of thing.

So we are optimistic that’s going to happen.

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

Neel Mitra: Great, thank you.

Leo Denault: Thank you.

Operator: That concludes today’s question and answer session. Ms. Waters, at this time I’ll turn the conference back to you for any additional or closing remarks.

Paula Waters: Thank you Angela and thanks to all for participating this morning. Before we close we remind you to refer to our release and website for Safe Harbor and Regulation G compliance statements.

Our call was recorded and can be accessed on our website or by dialing 719-457-0820, replay code 6847131. The recording will be available as soon as practical after the transcript is filed with the U.S. Securities and Exchange Commission due to filing requirements associated with the proposed spin-off and merger of Entergy’s transmission business with ITC Holdings Corp.

The telephone replay will be available through February 15, 2013.

This concludes our call. Thank you.

Operator: Ladies and gentlemen, this concludes today’s conference, we thank you for your participation.

END

ENTERGY CORPORATION

Moderator: Maureen Tedrow

02-08-13/10:00 am CT

Confirmation # 6847131

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (a) those factors discussed in: (i) Entergy’s Form 10-K for the year ended Dec. 31, 2011; (ii) Entergy’s Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and Sept. 30, 2012 and (iii) Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (b) uncertainties associated with rate proceedings, formula rate plans and other cost recovery mechanisms; (c) uncertainties associated with efforts to remediate the effects of major storms and recover related restoration costs; (d) nuclear plant relicensing, operating and regulatory risks, including any changes resulting from the nuclear crisis in Japan following its catastrophic earthquake and tsunami; (e) legislative and regulatory actions and risks and uncertainties associated with claims or litigation by or against Entergy and its subsidiaries; (f) conditions in commodity and capital markets during the periods covered by the forward-looking statements, in addition to other factors described elsewhere in this release and subsequent securities filings and (g) risks inherent in the proposed spin-off and subsequent merger of Entergy’s electric transmission business with a subsidiary of ITC Holdings Corp. Entergy cannot provide any assurances that the spin-off and merger transaction will be completed and cannot give any assurance as to the terms on which such transaction will be consummated. The spin-off and merger transaction is subject to certain conditions precedent, including regulatory approvals and approval by ITC Holdings Corp. shareholders.

Additional Information and Where to Find It

On Sept. 25, 2012, ITC filed a registration statement on Form S-4 with the SEC registering shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions, but this registration statement has not become effective. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC, and will be sent to ITC shareholders. In addition, Mid South TransCo LLC (TransCo) will file a registration statement with the SEC registering TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement / prospectus included in the ITC registration statement and the proxy statement / prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC shareholders are urged to read the proxy statement / prospectus and any other relevant documents because they contain important information about TransCo and the proposed transactions. The proxy statement / prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.